Exhibit 99.1

DoubleDown Interactive Reports Fourth Quarter and Full Year 2021 Results

SEATTLE, WASHINGTON – February 8, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today reported its financial results for the fourth quarter and year ended December 31, 2021.

Fourth Quarter 2021 Summary vs. Fourth Quarter 2020

•	Revenues decreased from $91.0 million for the fourth quarter of 2020 to $86.3 million for the fourth quarter of 2021.

•	Adjusted EBITDA decreased from $29.9 million for the fourth quarter of 2020 to $25.8 million for the fourth quarter of 2021, resulting in an Adjusted EBITDA margin of 29.9%.

•

Net income increased to $17.5 million for the fourth quarter of 2021, or $7.08 per common share on a fully diluted basis ($0.35 per ADS), compared to net income of $15.5 million, for the fourth quarter of 2020, or $6.99 per common share on a fully diluted basis ($0.35 per ADS). Note each American Depositary Share, or ADS, represents 0.05 of a common share of the Company.

•	Average Revenue Per Daily Active User (“ARPDAU”) increased from $0.88 for the fourth quarter of 2020 to $0.96 for the fourth quarter of 2021.

•	Average monthly revenue per payer increased from $205 for the fourth quarter of 2020 to $216 for the fourth quarter of 2021.

•	Payer conversion remained stable at 5.5%. Payer conversion represents the percentage of monthly active users that made at least one purchase in a month during the respective quarters.

Full Year 2021 Summary vs. Full Year 2020

•	Revenues increased from $358.3 million for the 12 months ended December 31, 2020 to $363.2 million for the 12 months ended December 31, 2021.

•	Adjusted EBITDA of $120.1 million remained stable in 2021 compared to 2020, with an Adjusted EBITDA margin of 33.1%.

•

Net income increased to $78.2 million for the 12 months ended December 31, 2021, or $33.96 per common share on a fully diluted basis ($1.70 per ADS), compared to net income of $53.6 million for the 12 months ended December 31, 2020, or $26.20 per common share on a fully diluted basis ($1.31 per ADS).

•	ARPDAU increased from $0.83 for the 12 months ended December 31, 2020 to $0.97 for the 12 months ended December 31, 2021.

•	Average monthly revenue per payer increased from $191 for the 12 months ended December 31, 2020 to $218 for the 12 months ended December 31, 2021.

•	Payer conversion increased from 5.3% for the 12 months ended December 31, 2020 to 5.7% for the 12 months ended December 31, 2021.

“Our 2021 results demonstrate the strength of our business model as we achieved another year of revenue growth, while delivering continued healthy Adjusted EBITDA margins and positive operating cash flow,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “During 2021, we generated over $96 million in net cash flows provided by operations and ended the year with a cash and cash equivalents balance of $242 million, providing us with a strong financial position.”

Summary Operating Results for DoubleDown Interactive Co., Ltd

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Revenue ($ MM)	$86.3	$91.0	$363.2	$358.3
Total operating expenses	$62.7	$68.8	$264.5	$269.6
Adjusted EBITDA ($ MM)	$25.8	$29.9	$120.1	$120.4
Net income ($ MM)	$17.5	$15.5	$78.2	$53.6
Net income margin	20.3%	17.0%	21.5%	15.0%
Adjusted EBITDA margin	29.9%	32.9%	33.1%	33.6%
Non-financial performance metrics
Average MAUs (000s)	2,433	2,704	2,444	2,921
Average DAUs (000s)	987	1,131	1,022	1,184
ARPDAU	$0.96	$0.88	$0.97	$0.83
Average monthly revenue per payer	$216.27	$204.71	$217.50	$191.40
Payer conversion	5.5%	5.5%	5.7%	5.3%

Fourth Quarter 2021 Financial Results

Revenue in the fourth quarter 2021 was $86.3 million, down 5.2% from the fourth quarter of 2020, mainly due to the easing of stay-at-home measures in 2021 compared to the prior year.

Operating expenses in the fourth quarter of 2021 were $62.7 million, down 8.8% from the comparable quarter in 2020. The decrease was primarily due to lower cost of revenues, general & administrative costs, and depreciation & amortization expenses compared to the same quarter in 2020.

Net income in the fourth quarter of 2021 increased to $17.5 million, or $7.08 per common share on a fully diluted basis ($0.35 per ADS), compared to net income of $15.5 million in the fourth quarter of 2020, or $6.99 per common share on a fully diluted basis ($0.35 per ADS), in the fourth quarter of 2020.

Adjusted EBITDA in the fourth quarter of 2021 decreased to $25.8 million compared to $29.9 million in the comparable quarter in 2020.

Net cash flows provided by operating activities for the fourth quarter of 2021 was $20.4 million compared to $36.1 million in the fourth quarter of 2020.

Full Year 2021 Financial Results

Revenue for the 12 months ended December 31, 2021 was $363.2 million, up 1.4% from the prior year mainly due to the comparative influence of COVID-19 prevention measures in the respective years.

Operating expenses for the 12 months ended December 31, 2021 were $264.5 million, down 1.9% from the prior year. The decrease was primarily due to lower depreciation & amortization expenses in 2020.

Net income for the 12 months ended December 31, 2021 increased to $78.2 million, or $33.96 per common share on a fully diluted basis ($1.70 per ADS), compared to net income of $53.6 million for 2020, or $26.20 per common share on a fully diluted basis ($1.31 per ADS).

Adjusted EBITDA for 2021 decreased to $120.1 million compared to $120.4 million for 2020.

Net cash flows provided by operating activities for the year ended December 31, 2021 were $96.1 million compared to $99.9 million in the year ended December 31, 2020.

Conference Call

DoubleDown will hold a conference call today (February 8, 2022) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To participate, please dial the number below at least five minutes prior to the start time and ask for the DoubleDown Interactive conference call.

U.S. dial-in number: 1-888-705-0418

International number: 1-929-517-9007

Conference ID: 9683396

The conference call will broadcast live and be available for replay here or at the below dial in.

Toll-free replay number: 1-855-859-2056

International replay number: 1-404-537-3406

Conference ID: 9683396

A replay of the call will be available after 8:00 p.m. Eastern Time through March 8, 2022 at 8:00 p.m. Eastern Time.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward- looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward- looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to- period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following fourline items: (i) remeasurement gains; (ii) acquisition expenses; (iii) amortization expenses related to intangible assets acquired; and (iv) depreciation expense. The below table sets forth the full reconciliation of our non-GAAP measures:

	Three Months Ended		Twelve Months Ended
Reconciliation of non-GAAP measures	December 31,		December 31,
(in millions, except percentages)	2021	2020	2021	2020
Net income	$17.5	$15.5	$78.2	$53.6
Income tax expense	5.8	5.1	22.5	21.6
Income before tax	23.3	20.6	100.7	75.2
Adjustments for:
Depreciation and amortization	2.2	7.6	17.9	31.6
Loss contingency	—	—	3.5	—
Interest expense	0.5	0.6	2.0	10.8
Foreign currency transaction/remeasurement (gain) loss	(1.6)	1.3	(3.0)	(2.1)
Other income (expense), net	1.4	(0.2)	(1.0)	4.9
Adjusted EBITDA	$25.8	$29.9	$120.1	$120.4
Adjusted EBITDA margin	29.9%	32.9%	33.1%	33.6%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com

DoubleDown Interactive Co., Ltd

Condensed Balance Sheets

(Unaudited)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$242,060	$63,188
Accounts receivable, net	21,875	23,299
Prepaid expenses, and other assets	6,817	4,020

Total current assets	270,752	90,507
Property and equipment, net	384	377
Operating lease right-of-use assets, net	6,938	9,987
Intangible assets, net	53,679	71,364
Goodwill	633,965	633,965
Deferred tax asset	2,616	560
Other non-current assets	1,582	71

Total assets	$969,916	$806,831

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$14,752	$16,646
Short-term operating lease liabilities	3,076	3,033
Income taxes payable	—	2,838
Contract liabilities	2,246	2,415
Other current liabilities	730	717

Total current liabilities	20,804	25,649
Long-term borrowings with related party	42,176	45,956
Long-term operating lease liabilities	4,688	7,831
Deferred tax liabilities, net	28,309	20,154
Other non-current liabilities	9,953	7,730

Total liabilities	105,930	107,320
Shareholders’ equity
Common stock	21,198	18,924
Additional paid-in-capital	671,831	588,064
Accumulated other comprehensive income	23,029	22,815
Retained earnings	147,928	69,708

Total shareholders’ equity	863,986	699,511

Total liabilities and shareholders’ equity	969,916	$806,831

DoubleDown Interactive Co., Ltd

Condensed Statement of Operations

(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Revenue	$86,303	$91,037	$363,205	$358,342
Operating expenses:
Cost of revenue(1)	29,789	31,911	126,612	126,255
Sales and marketing(1)	21,908	17,536	78,821	71,225
Research and development(1)	3,855	4,937	18,490	18,784
General and administrative(1)	4,947	6,738	22,631	21,721
Depreciation and amortization	2,214	7,636	17,918	31,574

Total operating expenses	62,713	68,758	264,472	269,559

Operating income	23,590	22,279	98,733	88,783
Other income (expense):
Interest expense	(490)	(644)	(2,011)	(10,786)
Interest income	100	8	208	197
Gain on foreign currency transactions	70	(820)	1,110	2,347
Gain (loss) on foreign currency remeasurement	1,567	(477)	1,920	(244)
Other, net	(1,495)	182	766	(5,080)

Total other expense, net	(248)	(1,751)	1,993	(13,566)

Income before income tax	23,342	20,528	100,726	75,217
Income tax expense	(5,793)	(5,055)	(22,506)	(21,594)

Net income	$17,549	$15,473	$78,220	$53,623
Other comprehensive income (expense):
Pension adjustments, net of tax	(165)	(83)	(286)	(294)
Gain (loss) on foreign currency translation	85	(2,193)	500	13,676

Comprehensive income	$17,469	$13,197	$78,434	$67,005

Basic	$7.08	$6.99	$33.96	$29.67
Diluted	$7.08	$6.99	$33.96	$26.20
Weighted average shares outstanding:
Basic	2,477,672	2,214,522	2,303,200	1,807,410
Diluted	2,477,672	2,214,522	2,303,200	2,149,114

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd

Condensed Statement of Cash Flows

(Unaudited)

	Twelve Months ended
	December 31,	December 31,
	2021	2020
Cash flow from operating activities:
Net Income	$78,220	$53,623
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	17,918	31,574
Gain(Loss) on foreign currency remeasurement	(2,082)	244
Deferred taxes	5,976	4,422
Non-cash interest expense	23	5,103
Working capital adjustments:
Accounts receivable	1,638	(4,099)
Prepaid expenses, other current and non-current assets	(2,950)	(204)
Accounts payable, accrued expenses and other payables	(2,052)	5,835
Contract liabilities	(168)	609
Income tax payable	(2,838)	2,689
Other current and non-current liabilities	2,420	54

Net cash flows provided by operating activities	96,105	99,850
Cash flow from (used in) investing activities:
Acquisition of Double8 Games Co., Ltd.	—	(1,952)
Acquisition of financial assets (investments)	(1,541)	—
Purchases of intangible assets	(61)	(6)
Purchases of property and equipment	(207)	(217)
Disposals of property and equipment	3	—

Net cash flows from (used in) investing activities	(1,806)	(2,175)
Cash flows from (used in) financing activities:
Repayments of long-term borrowings with related party	—	(42,371)
Isssuance of new shares-IPO, net of IPO cost	86,041	—
Repayments of short-term senior note	—	(33,897)

Net cash flows used in financing activities	86,041	(76,268)
Net foreign exchange difference on cash and cash equivalents	(1,468)	(637)

Net increase (decrease) in cash and cash equivalents	178,872	20,770
Cash and cash equivalents at beginning of period	63,188	42,418
Cash and cash equivalents at end of period	242,060	$63,188